Exhibit 10.1

David Ford	February 12, 2024

Dear David:

I am pleased to confirm this offer for you to join Prothena Biosciences Inc (“Prothena” or the “Company”). We are confident in your knowledge, expertise and judgment, and believe your performance will meet our team’s high-quality objectives and standards.

Your start date will be March 1, 2024, and, subject to the discretion of the Prothena Corporation plc Board of Directors, you will be appointed Chief People Officer effective March 1, 2024, subject to your commencement of employment with the Company that day. In this position, you will report to Gene Kinney (President and CEO), although your duties, title and reporting relationship may change, based on the Company’s needs and priorities. This is a full-time, exempt position – which means that you are not eligible for overtime pay under state and federal laws.

Your starting annualized salary will be $470,000.00 (gross), paid twice per month. Your pay is subject to applicable taxes and withholdings.

Prothena embraces a pay-for-performance philosophy. All employees are currently eligible for an annual cash bonus under the terms of the Company's cash incentive plan (the Prothena Corporation plc Amended and Restated Incentive Compensation Plan). The amount of these annual cash bonuses is determined by the Company on the basis of a number of factors, including industry competitiveness, Prothena’s business strategy, and the degree to which Company, function and/or individual goals are met. Your targeted cash bonus for our 2024 performance year will be 50% of your actual salaried earnings during that year. A condition of earning any cash incentive award is that you remain employed through the pay date of an otherwise earned award, which will be paid no later than March 15, 2025. The cash bonus plan is operated at the sole discretion of Prothena, is subject to review on a regular basis and may change from time to time.

In connection with your start date and appointment as CPO, you will also be eligible to receive an option to acquire 85,000 shares of Prothena Corporation plc. This stock option award is at the discretion of the Compensation Committee of the Board of Directors of Prothena Corporation plc (the “Committee”) and is subject to the approval, and terms and conditions of the Prothena Corporation plc 2018 Long Term Incentive Plan (as amended) and the terms and conditions of the award agreement for such a stock option. The grant date of this stock option will be March 1, 2024, the date you start with Prothena and are appointed CPO, or on such other date as determined by the Committee in its sole discretion. The option exercise price will be equal to the closing price of Prothena Corporation plc’s ordinary shares on the NASDAQ Global Select Market on that date. Subject to your continued employment, the stock option will vest 25% on the first anniversary of the grant date, and monthly at a rate of 1/48th of the award thereafter, such that the option will fully vest after a four-year period following the grant date.
On the first day of the month following your employment start date, you will be eligible to participate in Prothena’s comprehensive health and welfare benefits program. On your start date, you will also be eligible to participate in our retirement benefits plan, as well as the Prothena Biosciences Inc Amended and Restated Severance Plan (Tier I). Details about these and other applicable plans will be provided separately.

The Company provides paid vacation time to full-time employees in accordance with the Company’s vacation policy in its Employee Handbook, which will be provided to you upon commencement of your employment. You will also be eligible for paid sick time as required by state law. Additional information about paid sick time is contained in the Company’s Employee Handbook.

Further information regarding onboarding requirements and/or documents needed on your employment start date (e.g., Employee Proprietary Information and Invention Assignment Agreement, Code of Conduct, Form I-9 completion process, direct deposit information, Form W-4 allowance elections) will be provided separately.

This offer is contingent upon your successful completion of a background check and a pre-employment drug test. More information regarding this process will be provided by Human Resources.

Additionally, your acceptance of this offer of employment and commencement of that employment means that you understand and agree that your employment relationship with the Company is at-will, for no specific period, and neither this letter nor any other oral or written representations may be considered a contract of employment for any specific period of time. As a result, you are free to resign your employment with Prothena at any time, for any reason or no reason. Similarly, Prothena is also free to end your employment at any time, with or without cause or advance notice. At-will employment also means that the Company may make decisions regarding other terms of your employment at any time with or without advance notice or cause, including but not limited to demotion, promotion, transfer, discipline, compensation and duties. Further, all benefits and compensation provided by the Company are contingent upon your continued employment.

To accept our offer, please sign this letter and return it to me by Friday, February 23, 2024. This offer is valid until then, after which time we will not be able to accommodate an acceptance of this offer. Accordingly, please sign and return this letter before the above-stated expiration date. If you do not intend to accept this offer, we would like to be notified as soon as possible.

This letter, along with the Company’s policies and procedures, sets forth the terms of your employment with the Company if you accept this offer and commence that employment, and supersedes any prior representations or agreements, whether written or oral. This letter may be modified only by a written agreement signed by you and an authorized officer of the Company.

We look forward to having you join Prothena as a full-time employee. If you have any questions, or if you would like additional information to help you reach a decision, please feel free to contact me. Please be sure to bring with you on you first day of employment documentation that proves your eligibility to work in the U.S., your bank details and emergency contact information.

Sincerely,

/s/ Gene Kinney
Gene Kinney
President and CEO
Prothena Biosciences Inc

ACCEPTANCE:

/s/ David Ford                        2/13/24
David Ford                        Date